Seward & Kissel LLP
1200 G Street, N.W.
Washington, D.C.  20005
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

                                                    December 23, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0104
Attention: Filing Desk

Re:
APP WD: Withdrawal of Fairholme VP Series Fund, Inc. ("Applicant"); Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended ("Act") for an exemption from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder ("Application") (File No. 812-13836)

Ladies and Gentlemen:

On November 4, 2010, the Applicant filed the Application, Accession Number 0000919574-10-006120.  Due to an administrative error,  the Application was designated a "Form 40-APP" filing ("Inadvertent Filing").  The  Application was re-filed on December 23, 2010 under the correct designation (Form 40-OIP), Accession Number 0000919574-10- 007106 .  By this letter, we hereby respectfully request that the Inadvertent Filing be withdrawn and that the Commission take no further action with respect thereto.

Should you have any questions concerning the Application, please contact the undersigned at (202) 737-8833.

Very truly yours,

/s/ Bibb L.Strench
      Bibb L.Strench

cc:  Paul R. Thomson

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